Suite 3400 666 Burrard Street Vancouver, BC Canada, V6C 2X8 Telephone (604) 696-3000 Facsimile (604) 696-3001

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February 18, 2010

Ms. Jill Davis and Ms. Jennifer O’Brien
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Re:	Goldcorp Inc. (the “Company” or “Goldcorp”) Form 40-F for Fiscal Year Ended December 31st, 2008 Filed March 16th, 2009 Response Letters Filed June 23rd and November 13th, 2009 File No. 001-12970

Dear Ms. Davis and Ms. O’Brien:

Further to our conversation on January 21st, 2010, the Commission raised a question with respect to the appropriateness of netting the credit related to the Luismin and Peñasquito portion of the excess consideration realized on the disposition of the Silver Wheaton common shares (“deferred amounts”) as a reduction in the carrying value of the mining properties, plant and equipment. Following please find our responses to the Commission’s inquiry.

US GAAP
We acknowledge the Commission’s position that the deferred amounts should not be netted as a reduction in mining properties, plant and equipment in the Company’s US GAAP reconciliation note. As discussed with you, we propose in our 2009 filings to retrospectively adjust the presentation of these amounts in the US GAAP balance sheet reconciliation to be a deferred credit, i.e. to reflect the reporting of the credit and the cost of the mining properties, plant and equipment on a gross basis, and that this adjustment would not be material. We will also disclose in a note to the US GAAP balance sheet an explanation of this adjustment and that under US GAAP, the deferred excess consideration is reclassified and presented as a deferred credit and state that the 2008 comparatives have been reclassified to conform with the 2009 presentation.

Canadian GAAP
Our basis under Canadian GAAP for the treatment of the credit arising from the silver arrangements is provided in the following discussion.

As noted in our correspondence of November 13th, 2009 these arrangements do not constitute financial instruments in whole or in part.

We do not believe that the recognition of the credit as deferred revenue would be appropriate. Revenue, as defined in the CICA Handbook Section 3400.03, involves “the inflow of cash, receivables or other consideration arising in the course of the ordinary activities of an enterprise, normally from the sale of goods, the rendering of services, and the use by others of enterprise resources yielding interest, royalties and dividends.” We do not believe the credit represents future revenues, but relates to the one-time disposition of our silver interests encompassed by the agreements between the Luismin and Peñasquito mines and a subsidiary of Silver Wheaton Corp. (the “silver arrangements”).

Furthermore, presenting such credits as deferred revenue would indicate that we had an obligation to perform future services in order to obtain the benefits of the credit. Deferred revenue treatment under Canadian GAAP infers that the item in question meets the definition of a liability. Paragraphs .32 and .33 of Section 1000 of the CICA Handbook state that the characteristics of a liability include “a duty or responsibility to others that entails settlement by future transfer or use of assets, provision of services or other yielding of economic benefits, at a specified or determinable date, on occurrence of a specified event, or on demand.” While this may be true in many circumstances involving deferred credits, it is not true in our circumstances. Under the silver arrangements, the production of any minerals including silver in any given period is a function of the mining operations at the underlying mine, which are conducted solely at the Company’s discretion. The Company has total discretion over the rate of production of ore, which will include other minerals as well as silver, all of which are secondary products to the production of gold. However the Company has no duty to conduct mining operations that may produce silver.

When ore is mined and silver is produced the Company has a duty to deliver silver at a determinable price in accordance with the terms of the arrangement,. This is the obligation that we discussed in our letter of June 23rd, 2009. Prior to the production of the silver, however, the Company has no obligation to deliver any further silver. Thus, the terms of the silver arrangements (at least prior to any production) do not meet the characteristics of a liability.

We believe that under Canadian GAAP, the appropriate accounting treatment for the initial credit is to treat it as a reduction of the carrying values of the related mining properties, plant and equipment. The rationale for this treatment is based on the principle that we have disposed of our interests in the silver in the Luismin and Peñasquito mines, but in a manner that provides benefits and has certain risks related to all future production from the mines. Ideally, the credit to the property related to the disposition would be limited to the carrying costs associated with the relevant silver content of the mines. However, there is no reasonable way to identify a “silver component” of the underlying mining properties. The silver has been discovered and developed in conjunction with the discovery and development of the other minerals. The quantity of silver to be produced under the silver arrangements is uncertain due to the inherent uncertainty regarding the silver content of the ore mined and the possibility that exploration will discover additional silver that is not yet included in our reserves.

Furthermore, as a consequence of the geology of the mines, silver can only be jointly produced with other minerals, in proportions that cannot be controlled by the Company. The Company will incur mining costs to recover other minerals along with the silver, which costs cannot be allocated between the silver component and the other minerals. As a result, the benefit and the risks associated with the initial credit arising from the silver arrangement will accrue over the production of all minerals during the life of the mine subject to the silver arrangement.

Given these interdependencies, the Company believes that it is appropriate to account for the entire credit arising on the disposition of the silver as a reduction in the carrying value of the mining properties, plant and equipment. The credit will be recognized in income as reduced costs of depreciation associated with the production of all the minerals, including the silver, during the term of the arrangements.

Additional support for treating the credit as a reduction of the carrying value of the mining properties under Canadian GAAP may be found in discussions of farm-in or farm-out arrangements in mining, which are very similar to the silver arrangements. It is our understanding that the main principle or precondition for the industry accounting practices for farm-in or farm-out arrangements is that there is an ongoing sharing of risks, which is the case with the silver arrangements. The PricewaterhouseCoopers’ publication “Financial Reporting in the Mining Industry for the 21st Century” states that in farm-out transactions, “although it could be argued that there should be a gain or loss on the reduction in interest, this does not recognize that there is an ongoing sharing of risks.” Hence cash proceeds are “normally treated as a reduction of the carrying value of the related mineral property.” We believe our transaction is strongly analogous to those transactions and thus analogous accounting should apply under Canadian GAAP.

Similarly, CICA Handbook section 3800 – Government Assistance, deals with circumstances in that proceeds of such assistance may not represent immediate gains nor encompass obligations to perform future acts. CICA Handbook 3800 Paragraph .08 (b) states “... that government assistance be credited to income in the following ways, depending upon its nature.” One of the ways that is identified is as “... reduced depreciation and amortization charges based on reduced asset costs” which supports the practice of netting a deferred amount against underlying related assets under Canadian GAAP.

These arguments support the treatment of the proceeds as an offset to the cost of the Luismin and Peñasquito mining properties, plant and equipment under Canadian GAAP. For these reasons, the Company believes that applying the credits associated with the Luismin and Peñasquito silver arrangements to reduce the carrying value of the mining interests on Goldcorp’s books ($505.9 million against Luismin and $184 million against Peñasquito) is the appropriate way to show the credit under Canadian GAAP.

We appreciate your interest in our financial reporting and trust these responses address your concerns. A copy of this letter will be filed by the Company on EDGAR. Should you have further questions, please address your letter to the undersigned.

Yours very truly,

Lindsay Hall
Executive Vice President and Chief Financial Officer

cc:	James Barron Deloitte & Touche LLP

Mark Bennett and Jennifer Traub Cassels Brock and Blackwell LLP

David Stone Neal, Gerber & Eisenberg, LLP

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